                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February, 2003

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                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.
                 (Translation of registrant's name into English)

                       4-1, Marunouchi 2-chome, Chiyoda-ku
                              Tokyo 100-6326, Japan
                    (Address of principal executive offices)

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[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                      Form 20-F  X        Form 40-F
                               -------             -------

  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.]

                            Yes           No   X
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 26, 2003
                                          MITSUBISHI TOKYO FINANCIAL GROUP, INC.


                                           By: /S/  Atsushi Inamura
                                              ----------------------------------
                                           Name:  Atsushi Inamura
                                           Title: Chief Manager, General Affairs
                                                  Corporate Administration
                                                  Division

                                          Mitsubishi Tokyo Financial Group, Inc.

       Application Submitted for Commencement of Corporate Rehabilitation Proceedings by Huis Ten Bosch Co., Ltd: Eventual possibility of credit losses

Tokyo, February 26, 2003---Mitsubishi Tokyo Financial Group, Inc. (MTFG;
President: Shigemitsu Miki) announced today that credit provided by its subsidiaries The Bank of Tokyo-Mitsubishi, Ltd. (BTM) and The Mitsubishi Trust and Banking Corporation (MTBC) to Huis Ten Bosch Co., Ltd. (Huis Ten Bosch) eventually may not be repaid due to the event described hereunder.

1. Outline of Huis Ten Bosch

   (1) Address:    1-1 Huis Ten Bosch cho, Sasebo-shi, Nagasaki, Japan
   (2) President:  Michitake Moriyama
   (3) Capital:    Japanese yen 3,025 million
   (4) Business:   Theme park management

2. Event and date of occurrence

   Huis Ten Bosch submitted an application for commencement of corporate rehabilitation proceedings to the Nagasaki District Court on February 26, 2003.

3. Outstanding credit balances to Huis Ten Bosch

   BTM:            Japanese yen 1,913 million
   MTBC:           Japanese yen 10,852 million

4. Influence on MTFG's business forecast

   This event is not expected to have any material effect on MTFG's previously announced business forecast for the current fiscal year.

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For further information, please contact:
Masahiko Tsutsumi, Chief Manager, Public Relations Office
Tel: 81-3-3240-8136